VOICE DIARY INC.
343 Sui Zhou Zhong Road
Sui Ning, Si Chuan Province, P.R.China
******

August 29, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:  Robert S. Littlepage Esq.
         Accountant Branch Chief

Re:      Voice Diary Inc.
                                    Item 4.01 Form 8-K
                                    Filed August 10, 2006
                                    File Number: 000-50029

Ladies and Gentlemen:

    Thank you for your comment letter dated August 15, 2006 (the "Comment Letter") with respect to the above-captioned current report. We have filed our Amendment to the referenced current report on Form 8-K/A (the “Current Report”) of Voice Diary, Inc. (the "Company"), which incorporate our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We are acknowledging that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.
Refer to the second paragraph in your Form 8-K where you state that you had no relationship with Traci J. Anderson, C.P.A., or any of it's members, prior to their engagement on July 26, 2006. You go on to state in the fourth paragraph that your first quarterly report, filed on May 22, 2006, had an independent review conducted by Traci J. Anderson, C.P.A. Please reconcile these statements and revise your Form 8-K as appropriate.

Response:

We have revised the narratives in our current report to reconcile the statements regarding the relationship between the Company and Traci J. Anderson, C.P.A.

2.
We note that your auditors only mention the third and fourth paragraphs of your report in their Exhibit 16 letter and not the first paragraph which discloses the date and manner in which your relationship was terminated. Please have your auditors revise their letter to state whether they agree or disagree with all of the disclosures required by Item 3.04(a) of Regulation S-B that pertain to them.

Response:

Our previous auditors have revised their letter to state that they agree with all of the disclosures described in the Current Report.

We hope you will find the above explanations useful in your review. Please let us know if you have further questions.

Sincerely,

/s/ Wang, Ji Guang
Wang, Ji Guang
President